Exhibit 19.1

ENVVENO MEDICAL CORPORATION
INSIDER TRADING POLICY

enVVeno Medical Corporation, a Delaware corporation (the “Company”), is committed to the highest standards of ethical business conduct. This Insider Trading Policy (this “Policy”) has been adopted by the Board of Directors of the Company to provide for the standards of the Company on trading and causing the trading of the Company’s securities or securities of other publicly-traded companies while in possession of confidential information.

This policy applies to all directors, officers and employees (collectively, “Covered Persons”) of the Company and its wholly-owned subsidiaries. To the extent applicable, any reference hereinafter to the Company applies with equal force and effect to the Company’s wholly-owned subsidiaries.

One of the principal purposes of the federal securities laws is to prohibit so-called “insider trading.” Simply stated, insider trading occurs when a person uses “material non-public information” obtained through involvement with the Company to make decisions to purchase, sell, give away or otherwise trade the Company’s securities or the securities of any other publicly traded companies or to provide that information to others outside the Company. The prohibitions against insider trading apply to trades, tips of information and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “non-public.” These terms are defined in this Policy under Part I, Section 3 below. The prohibitions would apply to any director, officer or employee of the Company who buys or sells securities of the Company or the securities of any other publicly traded companies in a related business (collectively, “Company securities”) on the basis of material non-public information that he or she obtained about the Company, its customers, suppliers, or other companies with which the Company has contractual relationships or may be negotiating transactions.

PART I.

1.	Applicability

This Policy applies to all transactions in the Company’s securities, including common stock, stock options, restricted stock units and any other securities that the Company may issue, such as preferred stock, notes, bonds and convertible securities, as well as to derivative securities relating to any of the Company’s securities, whether or not issued by the Company.

This Policy continues to apply to transactions in Company securities even after an employee, officer or director has resigned or terminated employment. If the person who resigns or separates from the Company is in possession of material non-public information at that time, he or she may not trade in Company securities until that information has become public or is no longer material.

2.	General Policy: No Trading or Causing Trading While in Possession of “Material Non-public Information”

(a) No director, officer or employee of the Company may purchase or sell any Company security, whether or not issued by the Company, while in possession of material non-public information about the Company. The terms “material” and “non-public” are defined in Part I, Section 3(a) and (b) below.

(b) No director, officer or employee of the Company who knows of any material non-public information about the Company may communicate that information to any other person, including family and friends, except when such communication is part of their regular duties and is needed to further the business of the Company.

(c) In addition, no director, officer or employee of the Company may purchase or sell any security of any other company, whether or not issued by the Company, while in possession of material non-public information about that company that was obtained in the course of his or her involvement with the Company. No director, officer or employee of the Company who knows of any such material non-public information may communicate that information to any other person, including family and friends, except when such communication is part of their regular duties and is needed to further the business of the Company.

(d) For compliance purposes, you should never trade, tip or recommend securities (or otherwise cause the purchase or sale of securities) while in possession of information that you have reason to believe is material and non-public unless you first consult with, and obtain the advance approval of, the Compliance Officer (which is defined in Part I, Section 3(c) below).

(e) All Covered Persons must “pre-clear” all trading in securities of the Company in accordance with the procedures set forth in Part II, Section 3 below.

As stated elsewhere herein, this Policy and the guidelines described herein also apply to material non-public information relating to other companies, including the Company’s customers, vendors or suppliers (“business partners”), when that information is obtained in the course of employment with, or other services performed on behalf of the Company. Civil and criminal penalties, as well as termination of employment, may result from trading on material non-public information regarding the Company’s business partners. All Covered Persons should treat material non-public information about the Company’s business partners with the same care as is required with respect to information relating directly to the Company.

3.	Definitions

(a) Materiality. Insider trading restrictions come into play only if the information you possess is “material.” Materiality, however, involves a relatively low threshold. Information is generally regarded as “material” if it has market significance, that is, if its public dissemination is likely to affect the market price of securities, or if it otherwise is information that a reasonable investor would want to know before making an investment decision. In other words, information should be regarded as material if there is a substantial likelihood that a reasonable investor (1) would consider the information important in making an investment decision and (2) would view the information as having significantly altered the “total mix” of available information about the Company.

Information dealing with the following subjects is reasonably likely to be found material in particular situations:

(i) significant changes in the Company’s prospects;

(ii) significant write-downs in assets or increases in reserves;

(iii) developments regarding significant litigation or government agency investigations;

(iv) liquidity problems;

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(v) changes in earnings estimates or unusual gains or losses in major operations;

(vi) major changes in Company management;

(vii) changes in dividends;

(viii) extraordinary borrowings;

(ix) award or loss of a significant contract;

(x) restatements of previously issued financial results;

(xi) proposals, plans or agreements, even if preliminary in nature, involving mergers, acquisitions, divestitures, recapitalizations, strategic alliances, licensing arrangements, or purchases or sales of substantial assets;

(xii) public or private offerings of debt or equity securities of the Company;

(xiii) developments and/or results of operations including clinical trials and other studies;

(xiv) potential licenses, joint ventures or other material arrangements; and

(xv) pending reports (including analyst reports) containing any of the foregoing or similar information.

Material information is not limited to the foregoing examples, nor is it limited to historical facts but may also include projections and forecasts. With respect to a future event, such as a merger, acquisition, license or introduction of a new business line, the point at which negotiations or business line development are determined to be material is determined by balancing the probability that the event will occur against the magnitude of the effect the event would have on the Company’s operations or the market price of the Company’s securities should it occur. Thus, information concerning an event that would have a large effect on the price of the Company’s common stock, such as a merger, may be material even if the possibility that the event will occur is relatively small. When in doubt about whether particular non-public information is material, presume it is material. If you are unsure whether information is material, you should consult with the Compliance Officer before making any decision to disclose such or to trade in or recommend securities to which that information relates.

(b) Non-public Information. Insider trading prohibitions come into play only when you possess information that is material and “non-public.” The fact that information has been disclosed to a relatively small number of persons does not make it “public” for insider trading purposes. To be “public” the information must have been disseminated in a manner designed to reach investors and the public generally, and sufficient time must have elapsed to permit the investors to absorb and evaluate the information. Even after public disclosure of information about the Company, you must wait until the close of business on the second trading day after the information was publicly disclosed before you can treat the information as public.

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Non-public information may include:

(i)	information available to a select group of analysts or brokers or institutional investors;

(ii)	undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

(iii)	information that has been entrusted to the Company on a confidential basis until a public announcement of the information has been made and enough time has elapsed for the market to respond to a public announcement of the information (normally two or three days).

As with questions of materiality, if you are not sure whether information is considered public, you should either consult with the Compliance Officer or assume that the information is “non-public” and treat it as confidential.

(c) Compliance Officer. The Company’s Chief Financial Officer shall serve as the Compliance Officer for this Policy. The duties of the Compliance Officer include, but are not limited to, the following:

(i)	coordinating implementation of this Policy;

(ii)	circulating this Policy to all employees and ensuring that this Policy is amended as necessary to remain up-to-date with insider trading laws;

(iii)	pre-clearing all trading in securities of the Company by Covered Persons in accordance with the procedures set forth in Part II, Section 3 below; and

(iv)	providing approval of any transactions under Part II, Section 4 below.

4.	Violations of Insider Trading Laws

Penalties for trading on or communicating material non-public information can be severe, both for individuals involved in such unlawful conduct and their employers and supervisors, and may include jail terms, criminal fines, civil penalties and civil enforcement injunctions. Given the severity of the potential penalties, compliance with this Policy is absolutely mandatory.

(a) Legal Penalties. A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has material non-public information can be sentenced to a substantial jail term and required to pay a penalty of several times the amount of profits gained or losses avoided.

In addition, a person who tips others may also be liable for transactions by the tippees to whom he or she has disclosed material non-public information. Tippers can be subject to the same penalties and sanctions as the tippees, and the U.S. Securities and Exchange Commission (the “SEC”) has imposed large penalties even when the tipper did not profit from the transaction.

The SEC can also seek substantial penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $1 million or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek a minimum of $1 million from a company and/or management and supervisory personnel as control persons.

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Covered Persons may be subject to penalties of up to $5,000,000 for individuals (and $25,000,000 for a business entity) and up to twenty (20) years in prison for engaging in transactions in the Company’s securities at a time when they possess material non-public information regarding the Company. In addition, the SEC has the authority to seek a civil monetary penalty of up to three times the amount of profit gained or loss avoided by illegal insider trading. “Profit gained” or “loss avoided” generally means the difference between the purchase or sale price of the Company’s stock and its value as measured by the trading price of the stock a reasonable period after public dissemination of the material non-public information.

(b) Company Imposed Penalties. Officers and employees of the Company who violate this Policy may be subject to disciplinary action by the Company, including termination of employment for cause. Any exceptions to the Policy, if permitted, may only be granted by the Compliance Officer and must be provided before any activity contrary to the above requirements takes place.

PART II

1.	Blackout Periods

All Covered Persons are prohibited from trading in the Company’s securities during certain periods of time (so called “blackout periods”) when trading is not permitted regardless of the possession, or not, of material non-public information.

(a) Quarterly Blackout Periods. Trading in the Company’s securities is prohibited during the period beginning at the close of market trading on the last day of each fiscal quarter and ending at the close of business on the second business day following the earlier of the Company’s (i) issuance of the earnings release for such quarter (containing substantially the material financial information that would be included in the quarterly or annual report) or (ii) filing of the Form 10-Q or Form 10-K (the “Standard Blackout Period”). During these periods, Covered Persons generally possess or are presumed to possess material non-public information about the Company’s financial results.

(b) Other Blackout Periods. From time to time, other types of material non-public information regarding the Company (such as negotiation of mergers, acquisitions, licenses or dispositions or new business line developments, clinical or study developments or other items described in Part I, Section 3(a) above) may be pending and not be publicly disclosed. While such material non-public information is pending, the Company may impose special blackout periods during which Covered Persons are prohibited from trading in the Company’s securities. If the Company imposes a special blackout period, it will notify the Covered Persons affected.

(c) Exceptions – Trading According to a Pre-established Plan (10b5-1) or by Delegation. The SEC has adopted Rule 10b5-1 (which was amended in December 2022) under which insider trading liability can be avoided if Covered Persons follow very specific procedures. In general, such procedures involve trading according to pre-established instructions, plans or programs (a “10b5-1 Plan”) after a required “cooling off” period described below. 10b5-1 Plans must:

(i) Be documented by a contract, written plan, or formal instruction which provides that the trade take place in the future. For example, a Covered Person can contract to sell his or her shares on a specific date, or simply delegate such decisions to an investment manager, 401(k) plan administrator or similar third party. This documentation must be provided to the Compliance Officer;

(ii) Include in its documentation the specific amount, price and timing of the trade, or the formula for determining the amount, price and timing. For example, the Covered Person can buy or sell shares in a specific amount and on a specific date each month, or according to a pre-established percentage (of the Covered Person’s salary, for example) each time that the share price falls or rises to pre-established levels. In the case where trading decisions have been delegated (i.e., to a third party broker or money manager), the specific amount, price and timing need not be provided;

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(iii) Be implemented at a time when the Covered Person does not possess material non-public information. As a practical matter, this means that the Covered Person may set up 10b5-1 Plans, or delegate trading discretion, only outside a Blackout Period (discussed in Part II, Section 1, above), assuming the Covered Person is not in possession of material non-public information;

(iv) Remain beyond the scope of the Covered Person’s influence after implementation. In general, the Covered Person must allow the 10b5-1 Plan to be executed without changes to the accompanying instructions, and the Covered Person cannot later execute a hedge transaction that modifies the effect of the 10b5-1 Plan. Covered Persons should be aware that the termination or modification of a 10b5-1 Plan after trades have been undertaken under such plan could negate the 10b5-1 affirmative defense afforded by such program for all such prior trades. As such, termination or modification of a 10b-5 Plan should only be undertaken in consultation with your legal counsel. If the Covered Person has delegated decision-making authority to a third party, the Covered Person cannot subsequently influence the third party in any way and such third party must not possess material non-public information at the time of any of the trades;

(v) Be subject to a “cooling off” period. Effective February 27, 2023, Rule 10b5-1 contains a “cooling-off period” for directors and officers that prohibit such insiders from trading in a 10b5-1 Plan until the later of (i) 90 days following the plan’s adoption or modification or (ii) two business days following the Company’s disclosure (via a report filed with the SEC) of its financial results for the fiscal quarter in which the plan was adopted or modified; and

(vi) Contain Insider Certifications. Effective February 27, 2023, directors and officers are required to include a certification in their 10b5-1 Plans to certify that at the time the plan is adopted or modified: (i) they are not aware of material non-public information about the Company or its securities and (ii) they are adopting the 10b5-1 Plan in good faith and not as part of a plan or scheme to evade the anti-fraud provisions of the Exchange Act.

Important: In addition, effective February 27, 2023: (i) Covered Persons are prohibited from having multiple overlapping 10b5-1 Plans or more than one plan in any given year, (ii) a modification relating to amount, price and timing of trades under a 10b5-1 Plan is deemed a plan termination and the adoption of a new 10b5-1 Plan which requires a new cooling off period, and (iii) whether a particular trade is undertaken pursuant to a 10b5-1 Plan will need to be disclosed (by checkoff box) on the applicable Forms 4 or 5 of the Covered Person.

Pre-Approval Required: Prior to implementing a 10b5-1 Plan, all officers and directors must receive the approval for such plan from (and provide the details of the plan to) the Compliance Officer in accordance with the procedures set forth in Part II, Section 3.

2.	Trading Window

Covered Persons are permitted to trade in the Company’s securities when no blackout period is in effect, subject to pre-clearance of any trade by the Compliance Officer as described below. Generally this means that Covered Persons can trade at any time outside of the Standard Blackout Period. However, even during an open trading window, a Covered Person who is in possession of any material non-public information should not trade in the Company’s securities until the information has been made publicly available or is no longer material. In addition, the Company may close any open trading window if a special blackout period under Part II, Section 1(b) above is imposed and will re-open the trading window once the special blackout period has ended.

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3.	Pre-clearance of Securities Transactions

(a) Because Covered Persons are likely to obtain material non-public information on a regular basis, the Company requires all such persons to refrain from trading, even during a trading window under Part II, Section 2 above, without first pre-clearing all transactions in the Company’s securities.

(b) Subject to the exemption in subsection (d) below, no Covered Person may, directly or indirectly, purchase or sell (or otherwise make any transfer, gift, pledge or loan of) any Company security at any time without first obtaining prior approval from the Compliance Officer. These procedures also apply to transactions by such person’s spouse, other persons living in such person’s household and minor children and to transactions by entities over which such person exercises control.

(c) The Compliance Officer shall record the date each request is received and the date and time each request is approved or disapproved. Unless revoked, a grant of permission will normally remain valid until the close of trading two business days following the day on which it was granted. If the transaction does not occur during the two-day period, pre-clearance of the transaction must be re-requested.

(d) Pre-clearance of traded after an approved 10b5-1 Plan is properly entered into and followed is not required for purchases and sales of securities under an Approved 10b5-1 Plan. With respect to any purchase or sale under an Approved 10b5-1 Plan, the third party effecting transactions on behalf of the Covered Person should be instructed to send duplicate confirmations of all such transactions to the Compliance Officer.

4.	Prohibited Transactions

(a) Covered Persons are also prohibited from trading in the Company’s equity securities during a blackout period imposed under an “individual account” retirement or pension plan of the Company, during which at least 50% of the plan participants are unable to purchase, sell or otherwise acquire or transfer an interest in equity securities of the Company, due to a temporary suspension of trading by the Company or the plan fiduciary.

(b) A Covered Person, including such person’s spouse, other persons living in such person’s household and minor children and entities over which such person exercises control, is also prohibited from engaging in the following transactions in the Company’s securities unless advance approval is obtained from the Compliance Officer:

(i) Short-term trading. Covered Persons who purchase Company securities may not sell any Company securities of the same class for at least six months after the purchase and a Covered Person who sells Company securities may not purchase any Company securities of the same class for at least six months after the sale (in each case, other than purchases of securities from the Company pursuant to the exercise of options that are exempt from Section 16(b) of the Securities Exchange Act of 1934 by reason of Rule 16b-3);

(ii) Short sales. Covered Persons may not sell the Company’s securities short;

(iii) Options trading. Covered Persons may not buy or sell puts or calls or other derivative securities on the Company’s securities; and

(iv) Hedging. Covered Persons may not enter into hedging or monetization transactions or similar arrangements with respect to Company securities.

5.	Acknowledgment and Certification

All Covered Persons are required to sign the attached acknowledgment and certification.

Adopted: November 27, 2018

Amended: April 15, 2025

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ENVVENO MEDICAL CORPORATION
INSIDER TRADING POLICY
ACKNOWLEDGMENT AND CERTIFICATION

The undersigned does hereby acknowledge receipt of the enVVeno Medical Corporation Insider Trading Policy. The undersigned has read and understands (or has had explained) such Policy and agrees to be governed by such Policy at all times in connection with the purchase and sale of securities and the confidentiality of non-public information.

(Signature)

(Please print name)

Date: ________________________

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